February 4, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director, Mail Stop 3561
Brigitte Lippman, Special Counsel

Re:	Williams-Sonoma, Inc.

Form 10-K for Fiscal Year Ended February 1, 2009

Filed April 2, 2009

File No. 1-14077

Ladies and Gentlemen:

Williams-Sonoma, Inc. (the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated January 28, 2010 (the “Comment Letter”). For your convenience, the Staff’s comment 1 has been repeated below, and the heading and numbered response in this response letter correspond to the heading and numbered comment contained in the Comment Letter.

Item 15. Exhibits and Financial Statement Schedules, page 74

1.	It appears that schedules and exhibits related to Exhibit 10.1, the Fourth Amended and Restated Credit Agreement, dated October 4, 2006, have not been filed on EDGAR. Please refile this agreement in your next periodic report, including all related schedules and exhibits.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will refile the Fourth Amended and Restated Credit Agreement, dated October 4, 2006, including all related schedules and exhibits, with its Form 10-K for the fiscal year ended January 31, 2010.

* * *

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attn: H. Christopher Owings, Assistant Director

February 4, 2010

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it in the envelope provided.

Should the Staff have any additional comments or questions, please contact me at (415) 616-8775. The Company respectfully requests that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Sharon L. McCollam
Sharon L. McCollam
Executive Vice President,
Chief Operating and Chief Financial Officer

cc:	Seth R. Jaffe – Senior Vice President, General Counsel and Secretary

Aaron J. Alter – Wilson Sonsini Goodrich & Rosati